Free Writing Prospectus (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 433 Registration No. 333-190038 December 31, 2013

$ Phoenix Autocallable Notes Due January 22, 2015 Linked to the Common Stock of Qlik Technologies Inc. Global Medium-Term Notes, Series A

General

•                   Senior unsecured obligations of Barclays Bank PLC maturing January 22, 2015†.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes are expected to price on or about January 3, 2014†† (the “pricing date”) and are expected to issue on or about January 8, 2014†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:	The common stock of Qlik Technologies Inc. (Bloomberg ticker symbol “QLIK UW<Equity>“ (the “underlying equity”).
Call Feature:

The Notes will be called if the Closing Price of the underlying equity on any observation date is at or above the Initial Price. If the Notes are called, Barclays Bank PLC will pay on the applicable call settlement date a cash payment per Note equal to the principal amount plus the contingent coupon otherwise due on the related coupon payment date pursuant to the contingent coupon feature. No further amounts will be owed to you under the Notes.

Contingent Coupon:

If the Closing Price of the underlying equity is equal to or greater than the Coupon Barrier on any observation date, Barclays Bank PLC will pay you the contingent coupon applicable to such observation date.

If the Closing Price of the underlying equity is less than the Coupon Barrier on any observation date, the contingent coupon applicable to such observation date will not accrue or be payable and Barclays Bank PLC will not make any payment to you on the related coupon payment date.

The contingent coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate as set forth below.

Final Price:	The arithmetic average of the Closing Prices of the underlying equity on each of the five Averaging Dates (rounded to two decimal places).
Averaging Dates:	January 12, 2015†, January 13, 2015† , January 14, 2015†, January 15, 2015† and January 16, 2015†
Payment at Maturity:

If the Notes are not called and the Final Price is equal to or greater than the Trigger Price (which equals the Coupon Barrier), Barclays Bank PLC will pay you a cash payment on the maturity date equal to $1,000 per $1,000 principal amount Note plus the contingent coupon otherwise due for the final quarter.

If the Notes are not called and the Final Price is less than the Trigger Price, Barclays Bank PLC will pay you a cash payment on the maturity date that is less than your principal amount, if anything, resulting in a loss that is proportionate to the negative Underlying Return, calculated as follows per $1,000 principal amount Note:

$1,000 x (1 + Underlying Return)

Accordingly, you may lose all or a substantial portion of your principal at maturity, depending on how much the underlying equity declines.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

(Key Terms continued on the next page)

	Initial Issue Price[1]	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$[•]	$[•]	$[•]	$[•]

1                     Our estimated value of the Notes on the pricing date, based on our internal pricing models, is expected to be between $955.10 and $993.10 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page FWP-10 of this free writing prospectus.

2                     The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%.  The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Contingent Coupon Rate:	18.50% per annum (or 4.625% per quarter)
The table below sets forth each observation date and the related contingent coupon for each Note based on the Contingent Coupon Rate of 18.50% per annum.
	Observation Date††	Call Settlement Date/Coupon Payment Date††	Contingent Coupon (per $1,000 Note)
	April 17, 2014	April 23, 2014	$46.25
	July 17, 2014	July 22, 2014	$46.25
	October 16, 2014	October 21, 2014	$46.25
	January 19, 2015*	January 22, 2015	$46.25

*For the final observation date occurring on January 19, 2015, the Closing Price observed for purposes of such date will equal the Final Price, which is the arithmetic average of the Closing Prices of the underlying equity on each of the five Averaging Dates.

Underlying Return:	Final Price – Initial Price Initial Price
Coupon Barrier:	$[ ], which is 60.00% of the Initial Price of the underlying equity.
Trigger Price:	$[ ], which is 60.00% of the Initial Price of the underlying equity.
Initial Price:	$[ ], which is the Closing Price of the underlying equity on the pricing date.
Closing Price:

On any trading day, the last reported sale price of the underlying equity on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent; provided however, for purposes of the final observation date occurring on January 19, 2015, the “Closing Price” observed for purposes of such date will equal the Final Price, which is the arithmetic average of the Closing Prices of the underlying equity on each of the five Averaging Dates.

Observation Dates†:

The first observation date will occur on or about April 17, 2014; observation dates will occur quarterly thereafter on or about July 17, 2014, October 16, 2014 and January 19, 2015 (January 19, 2015, the “final observation date”).

Call Settlement Dates:	Three (3) business days following the applicable observation date; provided however, if the Notes are called on the final observation date, the related call settlement date will be the maturity date.
Coupon Payment Dates:	Three (3) business days following the applicable observation date; provided however, the final coupon payment date will be the maturity date.
Maturity Date†:	January 22, 2015
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741T3Z8 / US06741T3Z83

†                     Subject to postponement in the event of a market disruption event as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

††                  Expected.  In the event we make any change to the expected pricing date and issue date, the observation dates and/or maturity date may be changed so that the stated term of the Notes remains the same.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SCENARIO ANALYSIS AND HYPOTHETICAL EXAMPLES

The following examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the underlying equity relative to its Initial Price. We cannot predict the closing price of the underlying equity on any day during the term of the Notes, including on the observation dates. You should not take these examples as an indication or assurance of the expected performance of the underlying equity. The numbers appearing in the examples below have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes.  The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the total payment on the Notes per $1,000 principal amount Note to the $1,000 issue price.  The following examples illustrate amounts payable on a hypothetical offering of the Notes under various scenarios, based on the following assumptions:

Principal Amount:	$1,000
Term:	12 months
Hypothetical Initial Price:	$26.57
Contingent Coupon Rate:	18.50% per annum (or 4.625% per quarter)
Contingent Coupon:	$46.25 per quarter
Observation Dates:	Observation dates will occur quarterly as set forth on the cover of this free writing prospectus.
Hypothetical Coupon Barrier:	$15.94 (which is 60.00% of the Initial Price)
Hypothetical Trigger Price:	$15.94 (which is 60.00% of the Initial Price)

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Example 1 — Notes are Called on the First Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$32.00	Closing Price of underlying equity at or above Initial Price, Notes are called; Issuer repays principal plus pays contingent coupon payment of $46.25 on call settlement date.
Total Payment (per $1,000 Note):		$1,046.25 (4.625% total return on the Notes)

Because the Closing Price of the underlying equity is equal to or greater than the Initial Price on the first observation date, the Notes are called on the first observation date.  The Issuer will pay you on the call settlement date $1,046.25 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the first observation date.

Example 2 — Notes are Called on the Third Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$25.00	Closing Price of underlying equity below Initial Price and above Coupon Barrier, Notes NOT called; Issuer pays contingent coupon payment of $46.25 on first coupon payment date.
Second Observation Date	$15.00	Closing Price of underlying equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay contingent coupon payment on second coupon payment date.
Third Observation Date	$28.00	Closing Price of underlying equity at or above Initial Price, Notes are called; Issuer repays principal plus pays contingent coupon payment of $46.25 on call settlement date.
Total Payment (per $1,000 Note):		$1,092.50 (9.25% total return on the Notes)

Because the Closing Price of the underlying equity is equal to or greater than the Initial Price on the third observation date, the Notes are called on the third observation date.  The Issuer will pay you on the call settlement date $1,046.25 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the third observation date.

In addition, because the Closing Price of the underlying equity was equal to or greater than the Coupon Barrier on the first observation date, the Issuer will pay the contingent coupon payment of $46.25 on the first coupon payment date.  However, because the Closing Price of the underlying equity was less than the Coupon Barrier on the second observation date, the Issuer will not pay any contingent coupon payment on the coupon payment date following the second observation date.

Example 3 — Notes are NOT Called and the Final Price* is above the Trigger Price

Date	Closing Price	Payment (per Note)
First Observation Date	$24.00	Closing Price of underlying equity below Initial Price and above Coupon Barrier, Notes NOT called; Issuer pays contingent coupon payment of $46.25 on first coupon payment date.
Second Observation Date	$14.00	Closing Price of underlying equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay contingent coupon payment on second coupon payment date.
Third Observation Date	$13.00	Closing Price of underlying equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay contingent coupon payment on third coupon payment date.
Final Observation Date	$23.00

Closing Price* of underlying equity below Initial Price and above the Coupon Barrier, Notes NOT called; Final Price* is above the Trigger Price, Issuer repays principal plus pays contingent coupon payment of $46.25 on maturity date.

Total Payment (per $1,000 Note):		$1,092.50 (9.25% total return on the Notes)

Because the Closing Price of the underlying equity was less than the Initial Price on each observation date, the Notes are not called.  Because the Final Price is equal to or greater than the Coupon Barrier and the Trigger Price, at maturity, the Issuer will pay you $1,046.25 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the fourth observation date.

In addition, because the Closing Price of the underlying equity was equal to or greater than the Coupon Barrier on the first observation date, the Issuer will pay the contingent coupon payment of $46.25 on the first coupon payment date.  However, because the Closing Price of the underlying equity was less than the Coupon Barrier on the second observation date and on the third observation date, the Issuer will not pay any contingent coupon payment on the coupon payment dates following the second observation date or third observation date.

*The “Closing Price” for purposes of the final observation date, as well as the Final Price, is equal to the arithmetic average of the Closing Price of the underlying equity on each of the five Averaging Dates, as set forth on the cover of this free writing prospectus.

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Example 4 — Notes are NOT Called and the Final Price* is below the Trigger Price

Date	Closing Price	Payment (per Note)
First Observation Date	$12.00	Closing Price of underlying equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay contingent coupon payment on first coupon payment date.
Second Observation Date	$11.00	Closing Price of underlying equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay contingent coupon payment on second coupon payment date.
Third Observation Date	$10.00	Closing Price of underlying equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay contingent coupon payment on third coupon payment date.
Final Observation Date	$13.29

Closing Price* of underlying equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay contingent coupon payment on maturity date. The Final Price* is below the Trigger Price and Barclays Bank PLC will repay less than the principal amount resulting in a loss proportionate to the decline of the underlying equity.

Total Payment (per $1,000 Note):		$500.00 (a 50.00% loss on the Notes)

Because the Closing Price of the underlying equity is less than the Initial Price on each observation date, the Notes are not called.  Because the Final Price* is less than the Trigger Price, at maturity, the Issuer will pay you a total of $500.00 per $1,000 principal amount, calculated as follows:

$1,000 × (1 + Underlying Return) = $1,000 × (1 + -50.00%) = $500.00

In addition, because the Closing Price of the underlying equity is less than the Coupon Barrier on each observation date, the Issuer will not pay any contingent coupon payments over the term of the Notes.

*The “Closing Price” for purposes of the final observation date, as well as the Final Price, is equal to the arithmetic average of the Closing Price of the underlying equity on each of the five Averaging Dates, as set forth on the cover of this free writing prospectus.

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The observation dates, maturity date, contingent coupon payments, payment at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing derivative contract with respect to the underlying equity.

If your Notes are properly treated as a contingent income-bearing derivative contract, it would be reasonable (i) to treat any contingent coupons you receive on the Notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time and your basis in the Notes for U.S. federal income tax purposes.  Except as described below, such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.  However, it is possible that you should recognize ordinary income upon the sale of your Notes to the extent of the portion of

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the sale proceeds that relates to accrued contingent coupons that you have not yet included in ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of the contingent coupons and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN.  ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments.  As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments.  Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the contingent coupons (if any) that are paid on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the underlying equity that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes and the contingent coupons to be made on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any contingent coupons at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any contingent coupons it pays to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

Under recently issued proposed regulations, non-U.S. holders who purchase their Notes before March 5, 2014 will not be subject to the Section 871(m) withholding tax described in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders”; accordingly, initial holders of the Notes will not be subject to this tax.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the underlying equity.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

o                 “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

o                 “Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”; and

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity.  If the Notes are not called, the Issuer will only pay you the principal amount of your Notes if the Final Price (the arithmetic average of the Closing Price of the underlying equity on each of the five Averaging Dates, as set forth on the cover of this free writing prospectus) of the underlying equity is equal to or greater than the Trigger Price and will only make such payment at maturity regardless of any appreciation in the value of the underlying equity.  If the Notes are not called and the Final Price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the negative Underlying Return.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  You May Not Receive Any Contingent Coupons — Barclays Bank PLC will not necessarily make periodic coupon payments on the Notes.  If the Closing Price of the underlying equity on an observation date is less than the Coupon Barrier, Barclays Bank PLC will not pay you the contingent coupon applicable to such observation date. If the Closing Price of the underlying equity is less than the Coupon Barrier on each of the observation dates, Barclays Bank PLC will not pay you any contingent coupons during the term of the Notes, and you will not receive a positive return on your Notes. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on your Notes.

•                  Reinvestment Risk — If your Notes are called early, the holding period over which you would receive the per annum Contingent Coupon Rate could be as little as three months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

•                  Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity.  If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the underlying equity is above the Trigger Price.

•                  Your Potential Return on the Notes is Limited and You Will Not Participate in Any Appreciation of the Underlying Equity — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the underlying equity.  In addition, any return on the Notes will be based on the number of observation dates on which the Closing Price of the underlying equity has equalled or exceeded the Coupon Barrier prior to maturity or an automatic call.  Further, if the Notes are called due to the automatic call feature, you will not receive any contingent coupons or any other payment in respect of any observation dates after the applicable call settlement date. Because the Notes could be called as early as the first observation date, the total return on the Notes could be minimal.  If the Notes are not called, you will not participate in any appreciation in the price of the underlying equity even though you will be subject to the underlying equity’s risk of decline.  As a result, the return on an investment in the Notes could be less than the return on a direct investment in the underlying equity.

•                  Owning the Notes Is Not the Same as Owning the Underlying Equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the underlying equity would have.  Further, you will not participate in any appreciation of the underlying equity, which could be significant.

•                  Single Equity Risk — The price of the underlying equity can rise or fall sharply due to factors specific to the underlying equity and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock

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market volatility and levels, interest rates and economic and political conditions.  We urge you to review financial and other information filed periodically with the SEC by the issuer of the underlying equity.

•                  Lack of Liquidity— The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may discontinue any such secondary market making at any time without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the contingent coupons (if any) that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) increase the likelihood that you will be required to accrue income in respect of the Notes even if you do not receive any payments with respect to the Notes until redemption or maturity and (ii) require you to accrue income in respect of the Notes in excess of any contingent coupons you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of the contingent coupons and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  Antidilution Adjustments — For certain corporate events affecting the underlying equity, the calculation agent may make adjustments to the amounts payable on the Notes.  However, the calculation agent will not make such adjustments in response to all events that could affect the underlying equity.  If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected.  In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error.  You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus or the prospectus supplement as necessary to achieve an equitable result.

•                  In Some Circumstances, the Payment You Receive on the Notes May Be Based on the Stock of Another Company and Not the Underlying equity — Following certain corporate events relating to the issuer of the underlying equity where the issuer is not the surviving entity, your return on the Notes paid by Barclays Bank PLC may be based on the shares of a successor to the issuer of the underlying equity or any cash or any other assets distributed to holders of the underlying equity in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” of the prospectus supplement.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the underlying equity on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the underlying equity;

o                 the time to maturity of the Notes;

o                 the dividend rate on the underlying equity;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a

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number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

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Information about the Underlying Equity

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”.  Companies with securities registered under the Securities Exchange Act of 1934, as amended, are required to file financial and other information specified by the SEC periodically.  Such information can be reviewed electronically through a website maintained by the SEC at http://www.sec.gov. Information filed with the SEC by the issuer of the underlying equity can be located by reference to its SEC file number provided below.  In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Included below is a brief description of the issuer of the underlying equity.  This information has been obtained from publicly available sources.  Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus or prospectus supplement. We have not independently verified the accuracy or completeness of the information contained in outside sources.

Qlik Technologies Inc.

According to publicly available information, Qlik Technologies Inc. (the “Company”) is a software company that has developed a user-driven Business Intelligence (“BI”) solution called QlikView, which helps customers create and share insights and analysis in groups and across organizations. Business users can explore data, ask and answer their own stream of questions and follow their own path to insight on their own and in teams and groups. The QlikView user experience is powered by the Company’s in-memory engine which maintains associations in data and calculates aggregations rapidly, as needed. The Company’s software platform is designed to give its customers improvements in usability, flexibility and performance at lower costs compared to traditional BI solutions.  QlikView addresses the needs of a range of customers from small businesses to middle market customers to large enterprises.  The Company has customers in over 100 countries, and approximately 72% of the Company’s revenue for the year ended December 31, 2012 was derived internationally.

Information filed by the Company with the SEC can be located by reference to its SEC file number: 001-34803, or its CIK Code: 0001305294.  The Company’s common stock is listed on the NASDAQ Stock Market LLC under the ticker symbol “QLIK”.

Historical Information

The following table sets forth the quarterly high and low closing prices for the underlying equity, based on daily closing prices on the NASDAQ Stock Market LLC, as reported by Bloomberg without independent verification.  The closing price of the underlying equity on December 30, 2013 was $26.57.  The historical performance of the underlying equity should not be taken as an indication of the future performance of the underlying equity during the term of the Notes. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter Begin	Quarter End	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)

7/16/2010*	9/30/2010	$26.28	$12.80	$22.05
10/1/2010	12/31/2010	$27.70	$21.55	$25.81
1/3/2011	3/31/2011	$28.03	$22.86	$26.00
4/1/2011	6/30/2011	$34.19	$26.72	$34.06
7/1/2011	9/30/2011	$35.43	$21.36	$21.66
10/1/2011	12/31/2011	$30.89	$19.99	$24.20
1/1/2012	3/31/2012	$32.60	$22.89	$32.00
4/1/2012	6/29/2012	$33.19	$21.00	$22.12
7/2/2012	9/28/2012	$25.28	$17.59	$22.41
10/1/2012	12/31/2012	$22.33	$17.20	$21.72
1/2/2013	3/28/2013	$27.81	$20.02	$25.83
4/1/2013	6/28/2013	$31.09	$23.62	$28.27
7/1/2013	9/30/2013	$37.20	$28.30	$34.24
10/1/2013	12/30/2013**	$35.11	$23.43	$26.57

* The Company’s common stock commenced trading on the NASDAQ Stock Market LLC on July 16, 2010 and therefore has limited historical performance.  For this reason, available information for the third calendar quarter of 2010 includes data for the period from July 16, 2010 through September 30, 2010.  Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

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** As of the date of this free writing prospectus, information for the fourth calendar quarter of 2013 includes data for the period from October 1, 2013 through December 30, 2013.  Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth quarter of 2013.

The graph below illustrates the performance of the underlying equity from July 16, 2010 to December 30, 2013, based on the daily closing price of the underlying equity.  The Company’s common stock commenced trading on the NASDAQ Stock Market LLC on July 16, 2010 and therefore has limited historical performance. We obtained the closing prices above from Bloomberg.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.  Historical performance of the underlying equity is not an indication of future performance.  Future performance of the underlying equity may differ significantly from historical performance, and no assurance can be given as to the Closing Price of the underlying equity during the term of the Note, including on any of the observation dates or the Averaging Dates.  We cannot give you assurance that the performance of the underlying equity will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

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Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately three months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

You may revoke your offer to purchase the Notes at any time prior to the pricing date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

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